SUN PACIFIC HOLDING CORP.

December 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

ATTN: Scott Stringer & Lyn Shenk

RE:	Sun Pacific Holding Corp.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed May 20, 2020
File No. 000-51935

To Whom It May Concern:

On behalf of our Company, Sun Pacific Holding Corp. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), an Amended Form 10-K for the Fiscal Year Ended December 31, 2019 (“ Form 10K/A) in order to provide management’s report on internal control over financial reporting as required.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated December 1, 2020 regarding your review of the originally filed Form 10-K, which was filed with the Commission on May 20, 2020.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in the revised Pre14c.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 26

1.	Please amend your Form 10-K to provide management’s report on internal control over financial reporting as of December 31, 2019 as required by Item 308(a) of Regulation S-K.

Along with this Comment Response Letter, the Company is also filing a Form 10-K/A, or an Amended Form 10-K for the Fiscal Year End of December 31, 2019, in order to remedy this comment and to provide such management’s report on internal control over financial reporting as of December 31, 2019 as required by Item 308(a) of Regulation S-K.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Nicholas Campanella
Nicholas Campanella, CEO
Sun Pacific Holding Corp.

cc:	William Robinson Eilers, Esq.